

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Jonathan Sinclair
Chief Financial Officer
Canada Goose Holdings Inc.
250 Bowie Ave
Toronto, Ontario, Canada M6E 4Y2

      Re: Canada Goose Holdings Inc.
          Form 20-F for the Fiscal Year Ended March 31, 2019
          Filed May 29, 2019
          File No. 001-38027

Dear Mr. Sinclair:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing